SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 6)

Augusta Resource Corporation

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

050912203

(CUSIP Number)

HudBay Minerals Inc.

25 York Street, Suite 800,

Toronto, ON M5J 2V5

Attention: Patrick Donnelley,

Vice President and General Counsel

(416) 362-2576

with a copy to:

Mark L. Mandel, Esq.

Milbank, Tweed, Hadley & McCloy LLP

One Chase Manhattan Plaza

New York, NY 10005-1413

(212) 530-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies of this statement are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HudBay Minerals Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 145,393,108[1]

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 145,393,108

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,393,108

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 96%[2]

14.	Type of Reporting Person (See Instructions) CO

1  Includes: (i) 3,883,900 common shares purchased on the open market between July 23, 2010 and August 18, 2010, (ii) 10,905,590 common shares (the “Subscription Shares”), (iii) 5,452,795 common shares issued on March 18, 2011 upon the exercise of purchase warrants (the “Augusta Warrants”), (iv) 2,816,300 common shares purchased through block trades executed on February 25, 2013, February 28, 2013 and April 16, 2013 and (v) 122,334,523 common shares purchased pursuant to Hudbay’s offer to purchase all of the issued and outstanding common shares of Augusta not already owned by Hudbay. The Subscription Shares and the Augusta Warrants were issued by Augusta Resource Corporation, a corporation existing under the laws of Canada (“Augusta” or the “Issuer”), to HudBay Minerals Inc. (“Hudbay”) pursuant to the Subscription Agreement (the “Subscription Agreement”), dated August 23, 2010, between Augusta and Hudbay. The Subscription Agreement provided for the sale to Hudbay of 10,905,590 Units (the “Units”) for a purchase price of C$2.75 per Unit. Each Unit consisted of one common share of Augusta and one-half of one common share purchase warrant of Augusta. Each whole Warrant entitled the holder to acquire one common share of Augusta at an exercise price of C$3.90 at any time during the 18 months following closing of the transaction (subject to early expiry of the Augusta Warrants in certain circumstances).

This Amendment No. 6 (this “Amendment”) amends the Schedule 13D filed by Hudbay on August 27, 2010 (the “Schedule 13D”) and amended on March 18, 2011, April 17, 2013, February 10, 2014,  June 23, 2014 and July 17, 2014, with respect to the common shares of Augusta. The common shares of Augusta to which this Amendment relates are held directly by Hudbay. This Amendment is being filed to amend the Schedule 13D, as amended, in light of recent events.

Item 5.         Interest in Securities of the Issuer

Item 5 is supplemented as follows:

(a)-(b)     Pursuant to the terms of its offer dated February 10, 2014, as amended (the “Offer”), to purchase, on and subject to the terms and conditions of the Offer, all of the issued and outstanding common shares of the Issuer, other than any common shares of the Issuer held directly or indirectly by Hudbay and its affiliates, Hudbay has taken up the additional 6,100,762 common shares of the Issuer that were validly deposited under the Offer, which represent approximately 4% of the issued and outstanding common shares of the Issuer.

Including the additional 6,100,762 common shares of the Issuer taken up under the Offer, Hudbay owns 145,393,108 common shares of the Issuer, representing approximately 96% of the issued and outstanding common shares of the Issuer. The following information with respect to the ownership of the common shares of the Issuer by Hudbay is provided as of July 29, 2014:

Shared
				power to	Sole power to	Shared power
	Amount		Sole power to	vote or to	dispose or to	to dispose or
	beneficially	Percent of	vote or direct	direct the	direct the	to direct the
Reporting Person	owned:	class:	the vote:	vote:	disposition of:	disposition of
HudBay Minerals Inc.	145,393,108	96%	145,393,108	0	145,393,108	0

No director or executive officer of Hudbay beneficially owns or is deemed to beneficially own any common shares of Augusta as at July 29, 2014.

2 Based on 151,473,234 common shares of Augusta outstanding as of July 16, 2014 as disclosed by Augusta to Hudbay.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HUDBAY MINERALS INC.

Date: July 30, 2014	By:	/s/ Patrick Donnelly
	Name:	Patrick Donnelly
	Title:	Vice President and General Counsel